Exhibit 8.1

Principal Subsidiaries and Consolidated Variable Interest Entities of China Online Education Group

Subsidiaries	Place of Incorporation
China Online Education (HK) Limited	Hong Kong
51Talk English International Limited	Hong Kong
China Online Innovations Inc.	Philippines
On Demand English Innovations Inc.	Philippines
Helloworld Online Education Group	Cayman
Helloworld Online Education Group (HK) Limited	Hong Kong
Beijing Helloworld Online Technology Co., Ltd.	PRC
Beijing Dasheng Online Technology Co., Ltd.	PRC

Consolidated Variable Interest Entities	Place of Incorporation
Beijing Dasheng Helloworld Online Technology Co., Ltd.	PRC
Beijing Dasheng Zhixing Technology Co., Ltd.	PRC
51Talk English Philippines Corporation	Philippines
Shenzhen Dasheng Zhiyun Technology Co., Ltd.	PRC

Subsidiaries of Consolidated Variable Interest Entities	Place of Incorporation
Shanghai Zhishi Education Training Co., Ltd.	PRC
Wuhan Houdezaiwu Online Technology Co., Ltd.	PRC